UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-26497

SALEM MEDIA GROUP, INC. EMPLOYEES 401(k) PLAN

(Full title of the plan)

SALEM MEDIA GROUP, INC.

(Name of issuer of the securities held pursuant to the Plan)

DELAWARE	77-0121400
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4880 SANTA ROSA ROAD
CAMARILLO, CALIFORNIA	93012
(Address of the Plan and issuer’s principal executive offices)	(Zip Code)

SALEM MEDIA GROUP, INC. EMPLOYEES 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Participants and the 401(k) Committee of the

Salem Media Group, Inc. Employees 401(k) Plan

Camarillo, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Salem Media Group, Inc. Employees 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Salem Media Group, Inc. Employees 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2013.

Sherman Oaks, California

July 1, 2019

FINANCIAL STATEMENTS

Salem Media Group, Inc. Employees 401(k) Plan

Statements of Net Assets Available For Benefits

	December 31,
	2018	2017
Assets
Investments at fair value:
Mutual funds	65,305,031	70,282,959
Salem Media Group, Inc. Common Stock	113,855	203,126
Stable value collective trust	6,558,906	5,703,906

Total investments	71,977,792	76,189,991

Receivables:
Notes receivable – participant loans including accrued interest of $5,245 at December 31, 2018 and $1,809 at December 31, 2017	1,721,774	1,507,155
Employer contributions	79,895	115
Participant contributions	249,018	258

Total receivables	2,050,687	1,507,528

Net assets available for benefits	$74,028,479	$77,697,519

See accompanying notes

Salem Media Group, Inc. Employees 401(k) Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2018
Additions to net assets attributable to:
Investment Activities:
Interest and dividends	$1,323,405
Net depreciation in fair value of investments	(5,321,488)

Net investment loss	(3,998,083)

Interest income on notes receivable – participant loans	81,192
Contributions:
Participants	6,416,625
Rollovers	66,549
Employer match	1,925,162

Total contributions	8,408,336

Total additions	4,491,445

Deductions from net assets attributable to:
Benefits paid to participants	7,774,372
Administrative expenses	386,113

Total deductions	8,160,485

Net decrease in assets available for benefits	(3,669,040)
Net assets available for benefits, beginning of year	77,697,519

Net assets available for benefits, end of year	$74,028,479

See accompanying notes

Salem Media Group, Inc. Employees 401(k) Plan

Notes to Financial Statements

As of December 31, 2018 and 2017, and for the Year Ended December 31, 2018

1.	DESCRIPTION OF THE PLAN

The following description of the Salem Media Group, Inc. (the “Company” or “Employer”) Employees 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. The Plan is administered by the Company. Wells Fargo Bank, N.A. (“Wells”), serves as Trustee for the Plan (the “Trustee”). In addition, Wells provides administrative and recordkeeping services on behalf of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All full time employees as well as employees credited with at least 1,000 hours of service at the end of the twelve month period beginning with their date of hire, who are at least twenty-one years of age, are eligible to participate in the Plan. Employees are automatically enrolled in the Plan immediately upon eligibility. Eligible employees may change their deferral amounts or elect not to participate in the Plan at any time.

Contributions

Participants may contribute a portion of their pre-tax or after-tax annual compensation, as defined by the Plan, limited to a maximum annual amount specified by the Internal Revenue Service (“IRS”) for 2018 of $18,500 for employees under age 50 and $24,500 for employees age 50 and over. The Plan has an auto-escalation feature whereby contributions for all Plan participants are increased 1% each year, up to a maximum of 10%, unless changed by the participant. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The employer’s matching contributions for each Plan participant are 50% of eligible contributions on the first 5% of compensation.

Participant Accounts

An account is maintained for each participant in the Plan that shows the participant’s separate interest in the Plan’s net assets. Participants elect the fund(s) in which they invest. Participant’s accounts are credited with their voluntary contributions, the Company’s matching contributions, and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s matching contribution is based on the number of years of continuous service. A participant is 33% vested after one year of continuous service, 67% vested after two years of continuous service and 100% vested after three years of continuous service or upon normal retirement, death or disability.

Notes Receivable – Participant Loans

Participants who are actively employed may apply for a loan from the Plan subject to limitations and conditions in the Plan loan policy. Eligible participants may borrow a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at the current prime rate plus one percent. Principal and interest on the loans are paid ratably through payroll deductions.

Payments of Benefits and Withdrawals

If a participant’s employment ceases as a result of normal retirement, death or disability, the participant (or the participant’s beneficiaries) is entitled to receive the entire balance of the participant’s account. If a participant terminates for any other reason, the participant is entitled to receive only the vested portion of their account. Participants can receive Plan benefits in either a single lump sum or in periodic payments as determined by the type of termination.

In-service distributions may be made from any of the participant’s vested accounts as long as the age requirement of 59½ years is met. Participants who do not meet the age requirement for an in-service withdrawal may request a hardship withdrawal at any time. Events that qualify for a hardship withdrawal are as follows: to cover necessary medical care, for costs directly related to the purchase of the participant’s primary residence, for expenses related to post-secondary education, for payments necessary to prevent the participant’s eviction from or foreclosure of the primary residence, funeral expenses, or a natural disaster. If a participant takes a hardship withdrawal, all contributions to the Plan will be suspended for six months.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts arising from Company matching can be used to pay administrative expenses under the Plan or to reduce future Company contributions. At December 31, 2018 and 2017, the balance in the forfeiture account was $9,726 and $36,482, respectively. During the year ended December 31, 2018, the Company applied $154,097 of forfeitures to pay plan administrative fees.

Plan Termination

The Company has the right to suspend, modify or terminate the Plan at any time. The Company has not expressed any intent to terminate the Plan. If the Plan were to be terminated, the termination would be subject to provisions set forth by ERISA, with the net assets of the Plan allocated among the participants and the beneficiaries of the Plan in the allocation order specified by ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

Investment Management and Administration

The assets of each fund within the Plan are invested under an arrangement with Wells as trustee. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income reported by the Plan.

Costs of administering the Plan may be paid by the Plan or by the Company. Administrative costs include fees paid to the Plan’s trustee, third-party administrators, accountants and attorneys. During the year ended December 31, 2018, the Plan incurred administrative expenses of $386,113.

Investment Options

The Plan provides a variety of investment options with differing risk and growth characteristics. Participants may change their investment allocation and/or transfer their account balances among the various funds at any time.

Participants may elect to invest in shares of the Company’s common stock. Participants purchased 27,545 shares of Salem Media Group, Inc. common stock during the year ending December 31, 2018.

Contributions

Contributions from the Company are accrued in the period when earned.

Payment of Benefits

Benefit payments to participants are recorded upon issuance of disbursement.

Notes Receivable – Participant Loans

Notes receivable represent the balance of participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans is recorded as earned. Related fees are recorded as administrative expenses and are expensed as incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

At December 31, 2018 and 2017, the Plan had loans outstanding from participants totaling $1,721,774 and $1,507,155, respectively. Interest rates on the outstanding loans range from 4.0% to 8.0% with various maturity dates through 2027. Unpaid balances of any loan are immediately payable upon termination of employment and may be offset against the participant’s vested account balance. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Stable Value Collective Trust

The Plan’s stable value collective trust is valued at the net asset value as reported by the trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions, such as purchases and sales, may occur daily. If the Plan initiates a full redemption of the collective trust, the trustee may impose, in its sole discretion, a prior notice period of up to twelve months for any Employer initiated withdrawal of assets from the fund. At December 31, 2018, no prior period notice has been imposed. The Plan does not have any contractual obligations to further invest in the trust. The investment is not classified within the valuation hierarchy but is presented for reconciliation purposes only.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The Plan’s managing committee utilizes information from the trustee to determine the valuation policies for the Plan investments. See Note 3 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net realized gains (losses) on investments is the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold. Unrealized appreciation (depreciation) is the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the last day of the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in those assets and liabilities, and disclosures of contingent assets and liabilities. Actual results may differ materially from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

Investments are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FASB

Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges. The fair values of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on a national securities exchange, which is a Level 1 input in the fair value hierarchy.

Stable Value Collective Trust: The fair value of participation units in the stable value collective trust is based upon the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate the fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant purchases and sales may occur daily.

Salem Media Group, Inc. Common Stock: The fair values of Salem Media Group, Inc. common stock are determined by quoted prices from the NASDAQ exchange as of December 31, 2018, and December 31, 2017, which are a Level 1 input in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2018 and 2017, with the exception of the Stable Value Collective Trust measured at fair value using the net asset value practical expedient. The fair value for the Stable Value Collective Trust is provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$65,305,031	$65,305,031	$—	$—
Stable Value Collective Trust (a)	6,558,906	—	—	—
Salem Media Group, Inc. Common Stock	113,855	113,855	—	—

	$71,977,792	$65,418,886	$—	$—

	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$70,282,959	$70,282,959	$—	$—
Stable Value Collective Trust (a)	5,703,906	—	—	—
Salem Media Group, Inc. Common Stock	203,126	203,126	—	—

	$76,189,991	$70,486,085	$—	$—

(a)

In accordance with ASU 2015-07, certain investments in a collective trust that were measured at their net asset value per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

There were no transfers between Level 1 and Level 2 investments during 2018 and 2017.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments, the redemption notice is applicable only to the Plan.

December 31, 2018	Fair Value	Unfunded Commitment	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable Value Collective Trust	$6,558,906	n/a	Daily	Daily

December 31, 2017	Fair Value	Unfunded Commitment	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable Value Collective Trust	$ 5,703,906	n/a	Daily	Daily

4.	PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Company at no cost to the Plan. No such officer or employee receives compensation from the Plan. Plan investments consisting of a collective trust fund, are managed by the Plan Trustee or an affiliate of the Plan Trustee. Costs of administering the Plan, which shall include the fees of accountants, attorneys and third party administrators, may be paid by the Plan or by the Company. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

At December 31, 2018, the Plan held 54,474 shares of common stock of Salem Media Group, Inc., the sponsoring employer. Cash distributions on common stock of Salem Media Group, Inc. for the 2018 plan year were $11,812. At December 31, 2017 the Plan held 45,137 shares of common stock of Salem Media Group, Inc.

5.	TAX STATUS

The Plan was established using a prototype plan document sponsored by Wells. The prototype Plan received an opinion letter from the IRS dated March 31, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the opinion letter; however, the Company and the Plan trustee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. The Plan and related trust continue to be tax-exempt and accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2015.

6.	CORRECTIVE DISTRIBUTIONS

There were no corrective distributions for the Plan year ending December 31, 2018.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017, to the Form 5500:

	2018	2017
Net assets available for benefits per financial statements	$74,028,479	$77,697,519
Accrual for participant contributions receivable	(249,018)	(258)
Accrual for employer contributions receivables	(79,895)	(115)
Accrual for investment purchases	(24)	(28)
Interest accrual on participant loans	(5,245)	(1,809)

Net assets per Schedule H of Form 5500	$73,694,297	$77,695,309

The following is a reconciliation of the change in net assets per the financial statement for the year ended December 31, 2018 compared to the change in net assets per the Form 5500:

2018
Net decrease in assets available for benefits as stated in the financial statements	$(3,669,040)
Accrual for participant contributions receivable – current year	(249,018)
Accrual for employer contributions receivable – current year	(79,895)
Accrual for participant contributions receivable – prior year	258
Accrual for employer contributions receivable – prior year	115
Accrual for investment purchases	4
Interest accrual on participant loans – current year	(5,245)
Interest accrual on participant loans – prior year	1,809

Net loss as stated in the Form 5500	$(4,001,012)

SUPPLEMENTAL SCHEDULE

Salem Media Group, Inc. Employees 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2018

Name of plan sponsor: Salem Media Group, Inc.

Employer identification number: 77-0121400

Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, par, or Maturity Value	(d) Cost **	(e) Current Value
		Mutual Funds
	Baird	Baird Core Plus Bond Inst	—	2,575,466
	Delaware Investments	Delaware Small Cap Value Inst	—	592,832
	Fidelity Investments	Fidelity 500 Index Fund Premium Class	—	4,111,794
	Fidelity Investments	Fidelity NASDAQ Composite Index	—	1,773,193
	Fidelity Investments	Fidelity Small Cap Index Fund	—	1,491,891
	Janus	Janus Henderson Triton Fund N	—	1,286,313
	John Hancock	JHancock Income R6	—	735,736
	JP Morgan	JPMorgan Growth Advantage R5		5,478,415
	Lord Abbett	Lord Abbett Short Duration Income I	—	261,450
	MFS	MFS Mid Cap Growth R3	—	2,241,293
	Oakmark	Oakmark International Investor	—	1,676,471
	Oppenheimer	Oppenheimer Developing Markets Fd (Y)	—	431,877
	Principal	Principal MidCap Institutional	—	2,309,965
	Prudential	Prudential High-Yield Z	—	698,508
	Templeton	Templeton Global Bond R6	—	547,523
	Vanguard	Vanguard Equity Income Adm	—	2,653,627
	Vanguard	Vanguard Target Retirement 2015 Inv	—	1,352,226
	Vanguard	Vanguard Target Retirement 2020 Inv	—	6,603,786
	Vanguard	Vanguard Target Retirement 2025 Inv	—	3,966,431
	Vanguard	Vanguard Target Retirement 2030 Inv	—	7,768,967
	Vanguard	Vanguard Target Retirement 2035 Inv	—	3,668,386
	Vanguard	Vanguard Target Retirement 2040 Inv	—	3,377,745
	Vanguard	Vanguard Target Retirement 2045 Inv	—	2,052,672
	Vanguard	Vanguard Target Retirement 2050 Inv	—	1,985,223
	Vanguard	Vanguard Target Retirement 2055 Inv	—	1,249,368
	Vanguard	Vanguard Target Retirement 2060 Inv	—	202,010
	Vanguard	Vanguard Target Retirement Income	—	1,356,795
	Victory	Victory Sycamore Established Value A	—	1,140,486
	Virtus	Virtus Duff & Phelps Real Estate Sec R6	—	1,714,582
		Common Stock
*	Salem Media Group, Inc.	Salem Media Group, Inc. Stock	—	113,855
		Collective Trust
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund F	—	6,558,906
		Notes Receivable
*	Notes receivable from participants	Bearing interest at 4.00% to 8.00%, various maturity dates through December 2027	—	1,721,774

				73,699,566

*	Party-in-interest.
**	Cost data has been omitted for the assets listed in in the above table as the assets are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALEM MEDIA GROUP, INC., EMPLOYEES 401(k) PLAN

(Name of plan)

Date: July 1, 2019	By	/s/ Evan D. Masyr
Evan D. Masyr
Plan Administrator
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)